SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED JUNE 30, 2007,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to                    .
Commission file number 001-00434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202
REQUIRED INFORMATION

Item 1.	Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN
Statements of Net Assets Available for Benefits as of June 30, 2007 and 2006, Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2007, 2006 and 2005, and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2007, 2006 and 2005	3

Notes to Financial Statements for the Years Ended June 30, 2007, 2006 and 2005	4
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan
We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (“the Plan”) as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the three years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the years ended June 30, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom
September 25, 2007

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2007 AND 2006

	2007	2006
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value (65,788 shares at 30 June 2007, 56,445 shares at 30 June 2006)	2,979,890	2,454,228
Investment in J.M. Smucker Company common stock, at fair value (291 shares at 30 June 2007, 291 shares at 30 June 2006)	13,703	10,365
Cash at bank and in hand	109,276	156,419
Due from The Procter & Gamble Company	106,184	52,644
Other debtors	771	3,052

Total assets	3,209,824	2,676,708

LIABILITIES:
Other creditors	(5,567)	—
Accrued administrative expenses	(19,412)	(4,583)
Distributions payable	(79,992)	(37,885)

Total liabilities	(104,971)	(42,468)

NET ASSETS AVAILABLE FOR BENEFITS	3,104,853	2,634,240

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2007, 2006 AND 2005

	2007	2006	2005
	€	€	€
ADDITIONS (LOSSES):
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	68,357	(20,127)	(119,699)
Interest income	1,987	1,765	1,052
Dividend income	58,428	52,265	28,562

Total investment income (loss)	128,772	33,903	(90,085)

Contributions from participating Procter & Gamble companies	483,261	344,258	304,775
Contributions from participants	483,261	344,258	304,775

Total contributions	966,522	688,516	609,550

Reimbursement from participating Procter & Gamble companies for administrative expenses	—	—	9,571

Total additions	1,095,294	722,419	529,036

DEDUCTIONS:
Distributions and withdrawals to participants	(618,053)	(483,325)	(407,238)
Administrative expenses	(6,628)	(2,862)	(3,410)

Total deductions	(624,681)	(486,187)	(410,648)

NET INCREASE	470,613	236,232	118,388

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,634,240	2,398,008	2,279,620

End of year	3,104,853	2,634,240	2,398,008

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2007, 2006 AND 2005
1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established by Procter & Gamble (Manufacturing) Ireland Limited and Procter & Gamble Limited (“Companies”) to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company (“Parent”). The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.

Contributions- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 6) match all contributions by employees in full.

Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the following Plan rules. Participants who withdraw shares from the Plan within 3 years of purchase become liable for income tax. Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participants’ contribution, the participating Procter & Gamble companies’ (see Note 7) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.

Investments – Participants are only permitted to invest in Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble Companies (see note 6).

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The plan invests in The Procter & Gamble Company and J.M. Smucker Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investment in The Procter & Gamble Company common stock and J.M. Smucker Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at 30 June.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

The Plan’s investment in The Procter & Gamble Company and J M Smucker Company common stock experienced net appreciation (depreciation) in value as follows for the years ended June 30, 2007, 2006, and 2005:

	2007	2006	2005
	€	€	€
Unrealized (depreciation) appreciation	68,357	(20,127)	(119,699)

4.	TAX STATUS

The Irish Tax Authority has determined and informed the Companies that it is an approved Employee Share Scheme under Irish tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2007 and 2006 and no provision for income taxes has been reflected in the accompanying financial statements.

5.	DISTRIBUTIONS PAYABLE

Distributions payable represent dividends and proceeds from disposals owed to participants and were €79,992 and €37,885 at June 30, 2007 and 2006, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN
6.	PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble Companies are as follows:
•	Procter & Gamble (Manufacturing) Ireland Ltd;

•	Braun Oral-B Ireland Ltd;

•	Procter & Gamble Ltd;

•	Procter & Gamble (HABC) Ltd;

•	Procter & Gamble (L&CP) Ltd.
7.	RELATED PARTY TRANSACTIONS

At June 30, 2007 and 2006, the Plan held 65,788 and 56,445 shares respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of €2,994,501 and €2,394,280, respectively. Contributions from participating Procter & Gamble Companies of €483,261, €344,258 and €304,775 were recorded for the years ended June 30, 2007, 2006 and 2005 respectively. During the years ended June 30, 2007, 2006 and 2005, the Plan recorded dividend income from The Procter & Gamble Company common stock of €58,428, €52,265 and €28,562, respectively.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

SIGNATURE
     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benef(it plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Dublin, Ireland, on the 25th day of September, 2007.
PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN

By:	/s/ ALAN BROXSON	/s/ RICHARD FOX

	Alan Broxson	Richard Fox
	Director	Irish Pensions Trust Limited,
	Irish Pensions Trust Limited,	Corporate Trustee
Corporate Trustee
EXHIBIT INDEX
Exhibit No.
23	Consent of Deloitte & Touche LLP